UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 01, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  Form 20-F a         Form 40-F __

Smith+Nephew First Quarter 2024 Trading Update
Solid start to 2024, reinforcing confidence in full year outlook

1 May 2024

Smith+Nephew (LSE:SN, NYSE:SNN) trading update for the first quarter ended 30 March 2024.

Highlights1,2

●       Q1 revenue $1,386 million (2023: $1,356 million), up 2.9% on an underlying basis, and 2.2% on a reported basis including a -70bps foreign exchange headwind
o  Growth in-line with expected 2024 phasing and included one less trading day year-on-year, representing approximately a 1.5 percentage point headwind in the quarter

●       Orthopaedics revenue up 4.4% underlying
o  Good growth across Hip and Knee Implants outside the US, Other Reconstruction and Trauma & Extremities driven by 12-Point Plan improvements
o  Continued weakness in US Hip and Knee Implants against tough comparator period. Product supply has improved; new leadership driving sharper commercial execution

●       Sports Medicine & ENT revenue up 5.5% underlying
o  Robust performance from Sports Medicine Joint Repair supported by prior-year product launches and expansion of REGENETEN◊
o  Continued headwind from China

●       Advanced Wound Management revenue down -2.0% underlying
o  Sustained good growth from Advanced Wound Devices offset by Advanced Wound Bioactives decline due to expected SANTYL◊ volatility following the strong Q4 2023

●       Full year 2024 guidance unchanged
o  Underlying revenue growth expected in the range of 5.0% to 6.0% (4.3% to 5.3% reported), and trading profit margin expected to be at least 18.0%
o  Continued cadence of product launches and clinical evidence contributing to growth

Deepak Nath, Chief Executive Officer, said:

"Revenue growth in the first quarter was driven by solid performance in our Orthopaedics and Sports Medicine & ENT businesses, partially offset by some anticipated softness in Advanced Wound Management.

"Our 12-Point Plan is on-track and the progress in Orthopaedics was again evident from the strong growth across most segments, and we expect the remainder to improve as the year progresses.

"We are confident in our outlook and look forward to all three of our business units contributing as we deliver another year of strong revenue growth."

Enquiries

Investors
Katharine Rycroft	+44 (0) 7811 270734
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call

An analyst conference call to discuss Smith+Nephew's first quarter results will be held at 8.30am BST / 3.30am EDT on Wednesday 1 May 2024, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/en/who-we-are/investors.

Notes

1.   All numbers given are for the quarter ended 30 March 2024 unless stated otherwise.

2.   Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2023 period.

'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

Forward calendar

Results for the first half of 2024 will be released on 1 August 2024.

First quarter trading update

Our first quarter revenue was $1,386 million (2023: $1,356 million), up 2.9% on an underlying basis, in-line with our expected growth phasing for 2024. Reported revenue growth was 2.2% reflecting a -70bps headwind from foreign exchange.

As previously guided, the first quarter revenue growth rate reflected the tough US comparator from the strong start to 2023 across our surgical businesses and one less trading day year-on-year, representing approximately a 1.5 percentage point headwind in the quarter. The first quarter 2024 comprised 63 trading days.

Consolidated revenue analysis for the first quarter

	30 March	1 April	Reported	Underlying	Acquisitions	Currency
	2024	2023	growth	growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	567	548	3.6	4.4	-	-0.8
Knee Implants	239	237	1.0	1.7	-	-0.7
Hip Implants	155	152	2.1	3.4	-	-1.3
Other Reconstruction(ii)	27	23	17.3	18.0	-	-0.7
Trauma & Extremities	146	136	7.3	7.8	-	-0.5

Sports Medicine & ENT	441	422	4.5	5.5	-	-1.0
Sports Medicine Joint Repair	244	228	6.8	7.7	-	-0.9
Arthroscopic Enabling Technologies	149	149	-	1.0	-	-1.0
ENT (Ear, Nose and Throat)	48	45	7.9	9.0	-	-1.1

Advanced Wound Management	378	386	-2.3	-2.0	-	-0.3
Advanced Wound Care	174	175	-0.9	-0.5	-	-0.4
Advanced Wound Bioactives	123	136	-9.7	-9.8	-	0.1
Advanced Wound Devices	81	75	8.1	8.7	-	-0.6

Total	1,386	1,356	2.2	2.9	-	-0.7

Consolidated revenue by geography
US	733	737	-0.6	-0.6	-	-
Other Established Markets(iii)	420	404	4.0	4.8	-	-0.8
Total Established Markets	1,153	1,141	1.0	1.3	-	-0.3
Emerging Markets	233	215	8.5	11.6	-	-3.1
Total	1,386	1,356	2.2	2.9	-	-0.7

(i)   Underlying growth is defined in Note 2 on page 2
(ii)  Other Reconstruction includes robotics capital sales, our joint navigation business and cement
(iii) Other Established Markets are Australia, Canada, Europe, Japan and New Zealand

Overview of the first quarter

Mid-single digit growth from Orthopaedics and Sports Medicine & ENT was partially offset by a decline in Advanced Wound Management in the first quarter. In Orthopaedics, we continued to benefit from 12-Point Plan improvements, including in product supply, and drove good growth across all segments with the exception of Hip and Knee Implants in the US, where we lapped against a tough comparator period. There remains a significant opportunity to improve our performance in US Hips and Knees, with new leadership driving sharper commercial execution. In Sports Medicine & ENT, solid growth in Sports Medicine Joint Repair and ENT was offset by a slower quarter in Arthroscopic Enabling Technologies. Advanced Wound Management's small revenue decline reflected expected SANTYL volatility following the strong finish to 2023.

Geographically, Established Markets grew 1.3% (1.0% reported), with the US down -0.6%

(-0.6% reported) reflecting the strong comparator period. Revenue from Other Established Markets was up 4.8% (4.0% reported). Emerging Markets delivered strong growth of 11.6% (8.5% reported). By business unit, Emerging Markets growth was led by strong double-digit growth in Orthopaedics.

We continued to successfully execute our 12-Point Plan, and have made demonstrable progress in product and set availability and have markedly increased our customer satisfaction scores. Our manufacturing optimisation programme is on track. Recently launched products are contributing to growth across the business, and we are increasing the pace of cross-business unit deals into Ambulatory Surgical Centers (ASCs).

Orthopaedics

Our Orthopaedics business unit delivered revenue growth of 4.4% (3.6% reported) in the quarter.

Knee Implants was up 1.7% (1.0% reported), led by our JOURNEY II◊ Knee System and partial knee portfolio. Hip Implants was up 3.4% (2.1% reported) led by our POLAR3◊ Total Hip Solution.

Outside the US we delivered a strong quarterly performance following improved product supply and commercial execution driven by the 12-Point Plan, with 10.9% growth

(9.4% reported) in Knee Implants and 10.1% growth (7.0% reported) in Hip Implants.

In the US, Knee Implants declined -5.0% (-5.0% reported) and Hip Implants -1.9%

(-1.9% reported) against a strong comparator period. Product supply and set availability have now also improved in the US and the new leadership team is focused on delivering sharper commercial execution in this market. We remain confident that we are on the right path to deliver better growth in this last underperforming area of Orthopaedics.

Other Reconstruction revenue was up 18.0% (17.3% reported), including strong growth from our CORI◊ Surgical System. We are benefitting from CORI's unique features and versatility, including being the only system with a digital tensioner, an application for revision knee surgery and both robotics-assisted burring and saw bone-cutting options.

Trauma & Extremities was up 7.8% (7.3% reported), with good growth driven by the EVOS◊ Plating System. During the quarter we announced full commercial availability of the new AETOS◊ Shoulder System in the US, along with 510(k) clearance for its use with ATLASPLAN◊ 3D Planning Software and Patient Specific Instrumentation. AETOS addresses one of the fastest growing segments in Orthopaedics and the early customer reaction has been very positive.

Sports Medicine & ENT

Our Sports Medicine & ENT business unit delivered underlying revenue growth of 5.5% (4.5% reported) in the quarter. Excluding China, where the sector is adjusting to the upcoming VBP programme, Sports Medicine & ENT grew 6.7% (6.2% reported). China will remain a headwind to growth for this business unit across 2024 as VBP is implemented, which is due to start in May 2024.

Revenue in Sports Medicine Joint Repair was up 7.7% (6.8% reported). Performance was led by our shoulder repair portfolio, including double-digit growth from our REGENETEN◊ Bioinductive Implant. We announced new evidence showing REGENETEN reducing full-thickness rotator cuff re-tear rates by 68%. We are at the early stages of introducing REGENETEN to augment Achilles repair with good early customer feedback.

During the quarter we also showcased our newly acquired CARTIHEAL◊ AGILI-C◊ Cartilage Repair Implant at the AAOS Annual Meeting. CARTIHEAL AGILI-C and REGENETEN demonstrate our leadership in products that enable biological healing for Sports Medicine and improve patient outcomes versus the current standard of care.

Arthroscopic Enabling Technologies revenue was up 1.0% (0.0% reported), with a good quarter in COBLATION◊ and patient positioning offset by softness in video capital sales caused by a third-party supply issue which is now resolved.

Since the start of the year we have initiated two new sponsorships to promote our Sports Medicine business, being named as the Preferred Sports Medicine Technology Partner of UFC, the world's premier mixed martial arts organisation, and undertaking a logo-sponsorship of players during high profile matches at The Championships, Wimbledon.

ENT delivered revenue growth of 9.0% (7.9% reported), led by our tonsil and adenoid business. We are in the early stages of launching the ARIS◊ COBLATION Turbinate Reduction Wand. This utilises Smith+Nephew's advanced COBLATION Plasma Technology to provide a minimally invasive way to reduce hypertrophic turbinates, a condition that requires 350,000 procedures per annum in the US.

Advanced Wound Management

Advanced Wound Management revenue declined -2.0% (-2.3% reported).

Advanced Wound Care revenue was down -0.5% (-0.9% reported), with good growth from our foam dressings and infection management portfolios offset by negative growth in skin care and films. In April we announced new evidence supporting ALLEVYN◊ LIFE Foam Dressing's role in pressure injury prevention.

Advanced Wound Bioactives revenue was down -9.8% (-9.7% reported), driven by the expected SANTYL volatility following the strong Q4 2023, as well as reflecting a strong comparator period from Q1 2023.

Advanced Wound Devices revenue was up 8.7% (8.1% reported), led by good growth from our single-use PICO◊ Negative Pressure Wound Therapy Systems. During the quarter, the UK National Institute for Health and Care Excellence (NICE) reconfirmed its guidance supporting the use of PICO for closed surgical incisions in patients who are at high risk of surgical site infections. In April we announced the US launch of RENASYS◊ EDGE Negative Pressure Wound Therapy System. RENASYS EDGE brings an important new option to customers looking for enhanced intuitiveness, simplicity and durability, especially important for home-care settings.

Outlook

We remain confident in our full year guidance for 2024, which is unchanged. We expect to deliver underlying revenue growth in the range of 5.0% to 6.0% (4.3% to 5.3% based on exchange rates prevailing on 26 April 2024) and a trading profit margin of at least 18.0%.

As in prior years, we expect the trading profit margin to be higher in the second half than in the first half of the year, although with a less marked step-up than in 2023. We expect the first half trading profit margin to be around 75 to 125 bps ahead of the first half of 2023.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 18,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.5 billion in 2023. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 01, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary